SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities and Exchange Act of 1934
(Amendment No. 34)

American Income Fund, Inc. (MRF)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

02672T109
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2006
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

(Page 1 of 5 pages)
(There are no exhibits.)

Item 1.  Security and Issuer

Common Stock
American Income Fund
US Bancorp, Piper Jaffray
800 Micollet Mall
Mail St# J1012057
Minneapolis, Minnesota 55402-7020


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the ?Principals?) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 611,890 shares of MRF on behalf of accounts that are managed by KIM (the ?Accounts?)
under limited powers of attorney, which represents 6.47% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.




Item 4.  Purpose of Transaction

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MRF fit the investment guidelines for various Accounts. Shares have been acquired since December 13, 1993.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM represents beneficial ownership of 611,890 shares, which represents 6.47% of the outstanding Shares. Sophie P. Karpus, presently owns 750 shares purchased on November
24, 1998 at a price of $8.61 per share (250 shares), November 17, 2004 at $8.27 (321 shares) and November 18, 2004 at $8.27 (179 shares).
Karpus Investment Management Profit Sharing Plan presently owns
2400 shares purchased on March 29, 2001 at $8.52, (352 shares), November 17, 2004 at $8.27 (288 shares), November 18, 2004 at $8.27
(160 shares), April 26, 2006 at $7.60 (500 shares), April 27, 2006 at
$7.60 (300 shares), and April 28, 2006 at $7.60 (400 shares) and on
May 2, 2006 and May 10, 2006 at $7.67 (400 shares). None of the other Principals presently own shares.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
5/2/2006
3200
7.61

6/13/2006
3000
7.56
5/3/2006
5100
7.68

6/14/2006
1800
7.56
5/4/2006
1600
7.68

6/15/2006
200
7.55
5/8/2006
3200
7.62

6/21/2006
-92
7.68
5/10/2006
7150
7.56

6/26/2006
2200
7.60
5/11/2006
220
7.57

6/27/2006
3400
7.62
5/12/2006
100
7.57

6/28/2006
1200
7.61
5/15/2006
2900
7.57




5/16/2006
100
7.62




5/16/2006
-181
7.62




5/17/2006
4800
7.60




5/18/2006
12300
7.65




5/19/2006
3000
7.61




5/22/2006
2000
7.59




5/23/2006
950
7.55




5/24/2006
1500
7.55




5/26/2006
600
7.62





The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.


Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the MRF securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable.



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.





By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Date:  		July 7, 2006